Exhibit 99.1

Concord Medical Reports Financial Results for the First Half of 2024

BEIJING, September 27, 2024 /PRNewswire/ -- Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a healthcare provider specialized in cancer treatment, research, education and prevention in China, today announced its unaudited consolidated financial results for the six months ended June 30, 2024[1].

2024 First Half Highlights

•      Total net revenues were RMB218.8 million (US$30.1 million) in the first half of 2024, representing a 23.1% decrease from total net revenues of RMB284.5 million in the same period last year. Total net revenues included the net revenues from the hospital business of RMB137.8 million (US$19.0 million) and the net revenues from the network business of RMB81.0 million (US$11.1 million).

•      Gross loss was RMB41.6 million (US$5.7 million) in the first half of 2024, compared to the gross loss of RMB37.4 million in the first half of 2023. The gross loss margin was 19.0% for the first half of 2024, compared to 13.2% for the same period last year.

•      Net loss attributable to ordinary shareholders in the first half of 2024 was RMB172.3 million (US$23.7 million), compared to RMB91.0 million in the same period last year.

•      Basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2024 were both RMB1.31 (US$0.18), compared to RMB0.69 in the same period last year.

•      Non-GAAP[2] net loss in the first half of 2024 was RMB328.7 million (US$45.2 million), compared to non-GAAP net loss of RMB210.3 million in the same period last year. Non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares in the first half of 2024 were both RMB1.31 (US$0.18), compared to RMB0.69 in the same period last year.

[1] This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations of RMB into U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the noon buying rate in New York City for cable transfers payable in RMB, as certified for customs purposes by the Federal Reserve Bank of New York on June 28, 2024.

[2] Non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares are defined as their most directly comparable GAAP measures excluding the impact of share-based compensation expenses.

•      Adjusted EBITDA[3] (non-GAAP) was negative RMB148.0 million (US$20.4 million) in the first half of 2024, compared to negative RMB148.4 million in the same period last year.

Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical, commented, “In the past few years, Concord Medical has been actively building a solid foundation for its business development, as well as looking to the future by profoundly enhancing its expertise in oncology care and strengthening the competitiveness of its international diagnosis and treatment services. Concurrently, Concord Medical has been continually exploring the untapped potential of its network business, striving for growth and expansion.

We are delighted to announce that, Guangzhou Concord Cancer Center (“Guangzhou Hospital”), a PRC subsidiary of our Company offering comprehensive cancer care services, has obtained the large medical equipment procurement license for its proton equipment, as announced by the National Health Commission of the PRC on September 14, 2024. Proton therapy services stand as a pivotal segment within Concord Medical’s hospital business, anticipated to deliver a significant boost to our revenue base upon its successful implementation. This endeavor will concurrently elevate Guangzhou Hospital’s profile and reputation. Looking ahead, we maintain a positive outlook on the growth potential of this sector, expecting continued development and expansion through 2025 and beyond.”

2024 First Half Financial Results

Net Revenues

Hospital Business

Net revenues from the hospital business were RMB137.8 million (US$19.0 million) in the first half of 2024, representing a 13.2% decrease from net revenues of RMB158.7 million in the first half of 2023, mainly because (1) we downsized certain of our hospital business with lower profit margin, and (2) as we concentrated the resources in preparing our proton therapy business, the revenue from the medical institutions fluctuated in the short term.

Network Business

Net revenues from the network business were RMB81.0 million (US$11.1 million), representing a 35.6% decrease from net revenues of RMB125.8 million in the first half of 2023, mainly because of the decreased demand for medical equipment, software and the relevant management and technical support services by our customers in current economic environment.

[3] Adjusted EBITDA is defined as net income/(loss) plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment.

Cost of Revenues

Hospital Business

Cost of revenues of the hospital business in the first half of 2024 was RMB174.0 million (US$23.9 million), representing a 14.9% decrease from cost of revenues of RMB204.4 million in the first half of 2023, mainly because of (1) our overall efforts to improve operation efficiency and reduce costs, especially for staff costs, and (2) the decrease of consumables and maintenance cost, lease cost and staff cost along with the fluctuation in hospital business.

Network Business

Cost of revenues of the network business was RMB86.4 million (US$11.9 million), representing a 26.4% decrease from RMB117.5 million in the first half of 2023, generally in line with the decrease in the business scale and revenue generated from sales and installation of medical equipment and software, management and technical support services.

Gross Loss and Gross Loss Margin

Hospital Business

Gross loss from the hospital business was RMB36.2 million (US$4.9 million) in the first half of 2024, compared to RMB45.7 million in the same period last year. The gross loss margin of the hospital business for the first half of 2024 was 26.3%, compared to the gross loss margin of 28.8% for the same period last year. The improvement in gross loss margin of the hospital business was primarily because of our overall efforts to improve operation efficiency and reduce costs.

Network Business

Gross loss from the network business was RMB5.4 million (US$0.8 million), compared to the gross profit of RMB8.3 million in the first half of 2023. The gross loss margin of the network business for the first half of 2024 was 6.7%, relatively stable compared to the gross profit margin of 6.6% for the same period last year.

Operating Expenses

Selling expenses were RMB25.0 million (US$3.4 million) in the first half of 2024, compared to RMB26.4 million in the first half of 2023. Selling expenses as a percentage of net revenues was 11.4% in the first half of 2024, compared to 9.3% in the first half of 2023.

General and administrative expenses were RMB131.2 million (US$18.1 million) in the first half of 2024, of which employee benefit expenses were RMB62.4 million (US$8.6 million). In the same period of last year, general and administrative expenses were RMB150.2 million. The decrease was mainly attributable to the decrease in staff cost and our overall efforts to improve operation efficiency. General and administrative expenses as a percentage of net revenues was 59.9% in the first half of 2024, compared to 52.8% in the first half of 2023.

Capital Expenditures

Comparing to RMB46.5 million in the first half of 2023, capital expenditures were RMB168.4 million (US$23.2 million) in the first half of 2024, mainly due to the increase in deposit for non-current assets and construction fees for our hospital business.

Accounts Receivable

As of June 30, 2024, accounts receivable were RMB78.2 million (US$10.8 million), representing a 6.4% increase from accounts receivable of RMB73.5 million as of December 31, 2023. The average period of sales outstanding for accounts receivable (also known as days sales outstanding) was 171 days in the first half of 2024.

Bank Loans and Other Borrowings

As of June 30, 2024, the Company had bank loans and other borrowings totaling RMB3.4 billion (US$463.6 million).

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expenses, such as non-GAAP net loss and non-GAAP basic and diluted loss per share for Class A and Class B ordinary shares. The Company believes excluding share-based compensation expenses from its GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results, as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its current cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expenses are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of adjusted EBITDA, which is defined in this announcement as net loss plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment. Furthermore, adjusted EBITDA eliminates the impact of items that the Company does not consider to be indicative of the performance of the network business and hospital business. The Company believes investors will similarly use adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial information.

About Concord Medical

Concord Medical Services Holdings Limited is a healthcare provider featuring a full cycle of premium oncology services including cancer diagnosis, treatment, education and prevention. The Company focuses on providing multidisciplinary cancer care in all aspects of oncology healthcare services in its cancer hospitals and equipping them with technologically advanced equipment such as the state-of-the-art proton therapy system. The Company is striving to improve the quality and accessibility of cancer care through its network of self-owned cancer hospitals and clinics as well as partnered hospitals across China. For more information, please see http://ir.ccm.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements can be identified by words or phrases such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions. Forward-looking statements are inherently subject to uncertainties and contingencies beyond the Company’s control and based upon premises with respect to future business decisions, which are subject to change. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Concord Medical Services Holdings Limited

Investor Relations

+86 10 5903 6688

ir@ccm.cn

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31,
	2023	June 30, 2024
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	58,139	115,667	15,916
Short-term investment	-	211,238	29,067
Restricted cash, current portion	32,280	10,116	1,392
Accounts receivable, net	73,496	78,222	10,764
Prepayments and other current assets, net	412,946	574,330	79,030
Inventories	40,347	39,832	5,481
Total current assets	617,208	1,029,405	141,650

Non-current assets
Property, plant and equipment, net	3,546,873	3,555,860	489,303
Right-of-use assets, net	580,365	538,514	74,102
Goodwill	575,427	572,216	78,740
Intangible assets, net	323,287	300,569	41,360
Deposits for non-current assets	4,646	139,085	19,139
Long-term investments	394,711	480,873	66,170
Other non-current assets	11,426	6,171	849
Total non-current assets	5,436,735	5,593,288	769,663

Total assets	6,053,943	6,622,693	911,313

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	129,236	127,334	17,522
Accrued expenses and other liabilities	731,793	740,827	101,940
Income tax payable	1,522	1,581	218
Operating lease liabilities, current	46,492	35,700	4,912
Short-term bank and other borrowings	319,625	363,446	50,012
Long-term bank and other borrowings, current portion	722,563	793,760	109,225
Derivative liability	163	109,632	15,086
Total current liabilities	1,951,394	2,172,280	298,915

Non-current liabilities
Long-term bank and other borrowings, non-current portion	1,994,014	2,211,862	304,362
Deferred tax liabilities	99,538	92,807	12,771
Operating lease liabilities, non-current	193,007	159,461	21,943
Other long-term liabilities	69,003	65,397	9,000
Total non-current liabilities	2,355,562	2,529,527	348,076

Total liabilities	4,306,956	4,701,807	646,991
EQUITY
Class A ordinary shares	68	68	9
Class B ordinary shares	37	37	5
Treasury stock	(7)	(7)	(1)
Additional paid-in capital	2,007,965	2,169,695	298,560
Accumulated other comprehensive loss	(65,419)	(71,694)	(9,865)
Accumulated deficit	(4,064,589)	(4,236,847)	(583,010)
Total Concord Medical Services Holdings Limited shareholders' deficit	(2,121,945)	(2,138,748)	(294,302)
Noncontrolling interests	3,868,932	4,059,634	558,624

Total equity	1,746,987	1,920,886	264,322

Total liabilities and equity	6,053,943	6,622,693	911,313

Concord Medical Services Holdings Co., Ltd.

Consolidated Profit & Loss

(in thousands, except for number of shares and per share data)

	June 30, 2023	June 30, 2024
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Hospital	158,707	137,772	18,958
Network	125,806	81,038	11,151
Total net revenues	284,513	218,810	30,109
Cost of revenues:
Hospital	(204,433)	(173,963)	(23,938)
Network	(117,503)	(86,443)	(11,895)
Total cost of revenues	(321,936)	(260,406)	(35,833)

Gross loss	(37,423)	(41,596)	(5,724)

Operating expenses:
Selling expenses	(26,362)	(24,975)	(3,437)
General and administrative expenses	(150,240)	(131,173)	(18,050)

Operating loss	(214,025)	(197,744)	(27,211)
Interest expense	(84,374)	(68,668)	(9,449)
Foreign exchange loss, net	(2,444)	(30,269)	(4,165)
Gain on disposal of long-lived equipment	62	-	-
Interest income	5,800	5,990	824
Change in fair value of derivative liability	-	(108,777)	(14,968)
Income from equity method investments	10,099	6,070	835
Gain on disposal of subsidiaries	-	47,997	6,605
Other income, net	13,623	1,388	191
Gain on disposal of equity method investment	37,498	-	-
Changes in fair value of short-term investments	-	6,631	912

Loss before income tax	(233,761)	(337,382)	(46,426)
Income tax expenses	23,417	8,674	1,194
Net loss	(210,344)	(328,708)	(45,232)

Net loss attributable to noncontrolling interests	(119,359)	(156,450)	(21,528)
Net loss attributable to Concord Medical Services Holdings Limited	(90,985)	(172,258)	(23,704)

Loss per share for Class A and Class B ordinary shares
Basic	(0.69)	(1.31)	(0.18)
Diluted	(0.69)	(1.31)	(0.18)

Weighted average number of class A and class B ordinary shares outstanding:
Basic	131,053,858	131,053,858	131,053,858
Diluted	131,053,858	131,053,858	131,053,858

Other comprehensive loss, net of tax of nil
Foreign currency translation, net of tax of nil	(17,371)	(6,273)	(863)
Total other comprehensive loss, net of tax	(17,371)	(6,273)	(863)
Comprehensive loss	(227,715)	(334,981)	(46,095)
Comprehensive loss attributable to noncontrolling interests	(119,359)	(156,450)	(21,528)
Comprehensive loss attributable to Concord Medical Services Holdings Limited’s shareholders	(108,356)	(178,531)	(24,567)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures

(in RMB thousands, except per share data unaudited)

	For the six months ended			For the six months ended
	June 30, 2023			June 30, 2024
			Non-			Non-
	GAAP		GAAP	GAAP		GAAP
	Measure	Adjustment	Measure	Measure	Adjustment	Measure
Operating loss	(214,025)	-	(214,025)	(197,744)	-	(197,744)
Net loss	(210,344)	-	(210,344)	(328,708)	-	(328,708)
Basic loss per share for Class A and Class B ordinary shares	(0.69)	-	(0.69)	(1.31)	-	(1.31)
Diluted loss per share for Class A and Class B ordinary shares	(0.69)	-	(0.69)	(1.31)	-	(1.31)

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the six months ended	For the six months ended
	June 30, 2023	June 30, 2024
Net loss	(210,344)	(328,708)
Interest expenses, net	78,574	62,678
Income tax expenses	(23,417)	(8,674)
Depreciation and amortization	55,537	43,654
Share-based compensation	-	-
Other adjustments	(48,739)	83,030
Adjusted EBITDA	(148,389)	(148,020)
EBITDA margin	-52%	-68%

(*) Definition of adjusted EBITDA: Adjusted EBITDA is defined as net loss plus interest expenses, net, income tax expenses, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include foreign exchange loss, net, other income, net, gain on disposal of equity method investment, gain on disposal of subsidiaries, change in fair value of derivative liability, changes in fair value of short-term investments and gain on disposal of long-lived equipment.